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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           ARBINET -- THEXCHANGE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   03875 P100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  KAREN SINGER
                                212 VACCARO DRIVE
                               CRESSKILL, NJ 07626
                                 (201) 750-0415
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 MARCH 16, 2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

                                  SCHEDULE 13D

CUSIP NO. 03875 P100                                           Page 2 of 5 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    KAREN SINGER
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,424,593
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
    EACH
  REPORTING         -0-
   PERSON       ----------------------------------------------------------------
    WITH        9   SOLE DISPOSITIVE POWER

                    1,424,593
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,424,593
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages


Item 1.  Security and Issuer.

     This Statement on Schedule 13D ("Schedule 13D") relates to the common stock (the "Common Stock") of Arbinet -- Thexchange, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 120 Albany Street, Tower II, New Brunswick, New Jersey 08901. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 1,424,593, which constitutes approximately 5.5% of the total number of shares of Common Stock outstanding.

Item 2.  Identity and Background.

     This Schedule 13D is being filed by Karen Singer, whose principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 08901. Ms. Singer has sole dispositive and voting power with respect to the shares of the Issuer reported above as the trustee of Singer Children's Management Trust (the "Trust"). Ms. Singer's principal occupation is investing assets held in the Trust. Ms. Singer is a citizen of the United States.

     During the last five years, Ms. Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Ms. Singer is the trustee of the Trust, which was created pursuant to Trust Agreement, dated May 29, 1998 (the "Trust Agreement"). All of the shares of the Issuer reported above were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of these shares was $7,334,905.

Item 4.  Purpose of the Transaction.

     The shares of the Issuer covered by this Schedule 13D were acquired for investment purposes. Ms. Singer has decided that it would be in her best interest, and those of other stockholders, to take actions that may influence the business strategies and operations of the Issuer, including by discussion with the Issuer regarding the potential sale of the Issuer to a third party or parties and nominations of other candidates for election to the Board of Directors of the Issuer. Ms. Singer believes that the common stock of the Issuer is currently undervalued. Ms. Singer may seek representation on the Board of Directors of the Issuer in order to ascertain whether a sale of the Issuer to a third party would be in the best interests of stockholders. Ms. Singer is examining all of her options with respect to the possibility of taking actions that she believes will enhance stockholder value. Such actions could relate to or result in one or more of the matters referenced to in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

     Ms. Singer reserves the right to take any and all actions permitted by applicable law that she may deem appropriate to maximize the value of her investments in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

                                                               Page 4 of 5 Pages


Item 5.  Interest in Securities of the Issuer

     (a) Ms. Singer is the beneficial owner of 1,424,593 shares of common stock of the Issuer as trustee of the Trust, comprising approximately 5.5% of the outstanding shares of common stock of the Issuer.

     (b) Ms. Singer has sole dispositive and voting power over all of the shares of common stock of the Issuer reported on this Schedule 13D.

     (c) Over the past sixty days, Ms. Singer has effected the following transactions in shares of common stock of the Issuer on the open market:

                             No. of
Transaction    Trade date    Shares      Price/share
-----------    ----------    ------      -----------
Purchase        2/27/2007     1,115        6.31480
Purchase        2/27/2007       701        6.30956
Purchase        2/28/2007     3,736        6.28132
Purchase        2/28/2007     2,731        6.29000
Purchase         3/1/2007       100        6.17000
Purchase         3/6/2007     5,700        6.38000
Purchase        3/12/2007     1,100        6.16545
Purchase        3/13/2007    31,360        6.27870
Purchase        3/14/2007     7,500        6.27000
Purchase        3/14/2007       800        6.25000
Purchase        3/15/2007    30,300        6.23551

     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units being reported on this Schedule 13D.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Ms. Singer is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits

     Not applicable

                                                               Page 5 of 5 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  March 16, 2007


                                    /s/ Karen Singer
                                    --------------------------------------------
                                    Karen Singer